Exhibit 12.1

WellPoint, Inc.

Computation of Ratio of Earnings to Fixed Charges(a)

(unaudited)

(millions of dollars, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$3,481.0	$3,840.2	$3,858.3	$3,957.9	$4,353.8	$7,403.0
Interest expense, including amortization of debt discount and expense related to indebtedness	447.1	602.7	511.8	430.3	418.9	447.4
Estimated interest portion of rental expense	47.7	62.0	51.1	49.5	62.4	73.6

Total Earnings Available for Fixed Charges	$3,975.8	$4,504.9	$4,421.2	$4,437.7	$4,835.1	$7,924.0

Fixed Charges:
Interest expense, including amortization of debt discount and expense related to indebtedness	$447.1	$602.7	$511.8	$430.3	$418.9	$447.4
Estimated interest portion of rental expense	47.7	62.0	51.1	49.5	62.4	73.6

Total Fixed Charges	$494.8	$664.7	$562.9	$479.8	$481.3	$521.0

Ratio of earnings to fixed charges	8.04x	6.78x	7.85x	9.25x	10.05x	15.21x

(a)	The Company had no preference equity securities outstanding and did not pay preferred dividends in any of the periods presented. Consequently, the Company’s ratio of earnings to combined fixed charges and preferred stock dividends for each of such periods is identical to the Company’s ratio of earnings to fixed charges as indicated above.